www.excellonresources.com

EXCELLON ANNOUNCES STRONG
Q1 2019 PRODUCTION RESULTS

Toronto, Ontario – May 2, 2019 – Excellon Resources Inc. (TSX:EXN and OTC:EXLLF) (“Excellon” or the “Company”) is pleased to announce first quarter 2019 production results from the Platosa Mine in Durango, Mexico.

Highlights

●	Q1 2019 Production (compared to Q1 2018)

o	Silver equivalent (“AgEq”) production increased 8% to 522,261 oz (Q1 2018 – 482,079 AgEq oz)
o	Silver production increased 34% to 260,445 oz (Q1 2018 – 194,462 oz)
o	Lead production increased 8 % to 1.4 million lb (Q1 2018 – 1.3 million lb)
o	Zinc production decreased 2% to 2.2 million lb (Q1 2018 – 2.3 million lb)
o	Strong mine production of over 20,000 tonnes at 223 tonnes per day (“tpd”), a 20% increase relative to Q4 2018 and 46% increase relative to Q1 2018

“We had strong first quarter production, averaging 223 tpd for the quarter and 256 tpd for March, in particular, with improved head grades,” stated Brendan Cahill, President and Chief Executive Officer. “The initial mill upgrades completed by late March showed promising results with record recoveries at higher processing rates, with lead at 82-85%, zinc at 84-87% and silver at 91-93% at a rate of 400+ tpd. Further modifications are expected to be completed in Q2. As milling operations were paused for these upgrades, we had a significant stockpile at quarter-end of over 2,800 tonnes of high-grade ore, which was processed early in Q2. Additionally, delivery of 1,000 tonnes of concentrate slipped into early Q2. Both of these factors will be reflected in our financial results, but the operation has improved dramatically and we’re set for a strong Q2.”

Production Results

	Q1 2019	Q1 2018
Tonnes Mined	20,083	13,784
Ore processed (t)	16,769	13,021
Historical stockpile processed (t)	1,450	5,864
Tonnes Milled	18,219	18,885
Ore grades
Silver (g/t)	534	441
Lead (%)	5.01	4.78
Zinc (%)	8.00	8.24
Historical stockpile grades
Silver (g/t)	123	176
Lead (%)	1.22	1.60
Zinc (%)	1.44	2.40

	Q1 2019	Q1 2018
Blended head grades
Silver (g/t)	502	359
Lead (%)	4.71	3.79
Zinc (%)	7.48	6.43
Recoveries
Silver (%)	89.7	87.3
Lead (%)	74.6	81.2
Zinc (%)	78.1	83.8

Metal Production*
Silver (oz)	260,445	194,462
Lead (lb)	1,376,423	1,275,418
Zinc (lb)	2,209,624	2,253,449
AgEq (oz)**	522,261	482,079
Average Realized Prices
Silver ($)	15.45	16.49
Lead ($)	0.92	1.10
Zinc ($)	1.26	1.48

* Subject to adjustment following settlement with concentrate purchaser.

** AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

During Q1 2019, production continued to improve over previous quarters as multiple ore faces were accessed in the Rodilla, Pierna and 623 mantos. Operations also improved as optimized drill and blast patterns minimized dilution and increased head grades. As a result, average ore produced increased to 223 tpd in the quarter and 256 tpd in March. Development has progressed to the next production horizons in levels 924 in Manto Pierna and 928 in Manto 623 with production expected to continue at a steady rate.

As previously disclosed, milling operations at the Miguel Auza processing facility were paused in January for upgrades and recoveries were impacted during the testing and implementation phase. Commissioning was completed in late February with minor adjustments ongoing in preparation for the bulk sample program for Hecla’s San Sebastian Mine. During March, the facility successfully achieved a steady rampup, processing 400 tpd at higher than historical recoveries. Though much of the stockpile was milled, approximately 2,875 tonnes of fresh ore remained at the end of the quarter and was processed during April. Additionally, due to scheduling, 1,000 tonnes of concentrate was in stockpile or transit as of March 31st and delivered in April.

The Company expects to release first quarter financial results at market close on May 9, 2019.

Qualified Persons

Denis Flood, P. Eng., Vice President Technical Services, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the La Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Nisha Hasan, Vice President Investor Relations

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.